
AIM
INVESTMENTS


05060942

40-33

811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
198
SECTION

July 1, 2005

Aim International Mutual Funds

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Plaintiffs' First Request for the Production of Documents to All Defendants** and **Joint Discovery/Case Management Plan Under Rule 26(a) Federal Rules of Civil Procedure** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2587 Judge Keith P. Ellison **Consolidated with Actions:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030

PLAINTIFFS' FIRST REQUEST FOR THE
PRODUCTION OF DOCUMENTS TO ALL DEFENDANTS

PLEASE TAKE NOTICE that, pursuant to Rules 26 and 34 of the Federal Rules of Civil Procedure, each defendant is requested to produce the following documents for inspection and photocopying at the offices of Milberg Weiss Bershad & Schulman LLP, One Penn Plaza, new York, New York 10119 within thirty (30) days in accordance with the accompanying definitions and instructions.

DEFINITIONS

1. "AIM/INVESCO," "YOU," and "YOUR" mean and include AIM Management Group Inc., INVESCO Funds Group, Inc., AMVESCAP PLC, AIM Investment Services, Inc., AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Distributors, Inc., their corporate parents, any AIM/INVESCO mutual funds, any of its current or former officers, directors, trustees, employees, agents, representatives, attorneys, partners, joint venturers, corporate parents, divisions, subsidiaries, affiliates, related entities and any entity controlled by AIM/INVESCO, or any of them.

2. "DEFENDANTS" means any of the AIM/INVESCO entities listed above.

3. "DISTRIBUTION PAYMENT" means any and all compensation, payment, soft dollar arrangements, distribution arrangements, and/or marketing arrangements made by AIM/INVESCO to any broker-dealers, including individual brokers as well as brokerage houses.

4. "REGULATORY ENTITY" means and includes any governmental entity (including federal, state or local government branch, agency, department, office, authority, committee, whether foreign or domestic, and any officer, official, member, agent or representative of any such entity), including, but not limited to, the Securities and Exchange Commission, the U.S. Department of Justice, U.S. Department of Labor, U.S. Attorney's Office for the Southern District of New York, Florida Department of Financial Services, Office of the Attorney General of the State of West Virginia, and Bureau of Securities for the State of New Jersey, and any non-governmental entity, including, but not limited to the NASD, that regulates any of the conduct of DEFENDANTS.

5. "DIRECTORS" means and includes, but is not limited to, Robert H. Graham, Mark H. Williamson, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar, and any other individuals who were trustees, directors and/or officers of AIM/INVESCO during the Class Period.

6. "DOCUMENT" is defined to be synonymous in meaning, and equal in scope, to the usage of that term in Federal Rules of Civil Procedure 34(a), and includes any written, printed, typed, photostated, photographed, recorded, or otherwise reproduced or stored communication or representation, whether comprised of letters, words, numbers, pictures, sounds or symbols, or any combination thereof, including, without limitation, electronic or computerized

data, e-mails (including all attachments to emails), and DOCUMENTS stored on tapes, drives, disks or computerized or electronic media. This definition includes copies or duplicates contemporaneously or subsequently created which have notes or other markings.

7. "PERSON" means and includes any natural person, and any business, legal or governmental entity or association.

8. "CONCERNING" means concerning, relating to, referring to, reflecting, describing, evidencing or constituting.

9. The following rules of construction shall apply to these definitions and to all discovery requests:

(a) The word "all" means "any and all" and the word "any" means "any and all."

(b) The connectives "and" and "or" shall be construed either disjunctively or conjunctively as necessary to bring within the scope of the discovery request all responses that might otherwise be construed to be outside of its scope.

(c) The use of the singular form of any word includes the plural and vice versa, and the use of any tense of any verb shall also include within its meaning all other tenses of the verb.

INSTRUCTIONS

1. YOU are requested to produce any and all responsive DOCUMENTS in YOUR possession, custody or control. If any otherwise responsive DOCUMENT was, but is no longer, in existence or in YOUR possession, custody or control, identify its current or last known custodian and describe in full the circumstances surrounding its disposition from YOUR possession or control. A DOCUMENT shall be deemed to be in YOUR control if YOU have the

right or power, directly or indirectly, to obtain the DOCUMENT or copy thereof from another PERSON having possession or custody thereof.

2. The fact that a DOCUMENT is produced by one defendant does not relieve any other defendant of the obligation to produce his or its copy of the same DOCUMENT, even if the two DOCUMENTS are identical in all respects.

3. DOCUMENTS are to be produced in full. If any requested DOCUMENT cannot be produced in full, produce it to the extent possible, indicating which DOCUMENT, or portion of that DOCUMENT, is being withheld, and the reason that DOCUMENT is being withheld.

4. DOCUMENTS shall be produced in the file folder, envelope or other container in which the DOCUMENTS are kept or maintained. All DOCUMENTS shall be produced intact in their original files, without disturbing the organization of DOCUMENTS employed during the conduct of the ordinary course of business and during the subsequent maintenance of the DOCUMENTS.

5. DOCUMENTS shall be produced in such fashion as to identify the department, branch or office in whose possession it was located and, where applicable, the natural person in whose possession it was found and the business address of each DOCUMENT's custodian(s).

6. DOCUMENTS attached to each other should not be separated.

7. DOCUMENTS not otherwise responsive to this discovery request shall be produced if such DOCUMENTS mention, discuss, refer to, or explain the DOCUMENTS which are called for by these Requests, or if such DOCUMENTS are attached to DOCUMENTS called for by this discovery request and constitute routing slips, transmittal memoranda, or letters, comments, evaluations or similar materials.

8. If any DOCUMENTS requested herein have been lost, discarded, destroyed, or are otherwise no longer in YOUR possession, custody or control, they shall be identified as completely as possible including, without limitation, the following information: date of disposal; manner of disposal; reason for disposal; PERSON authorizing the disposal; and PERSON disposing of the DOCUMENT.

9. When an objection is made to any document request, the objection shall state all grounds with specificity. Any ground not stated in an objection within the time provided by the Federal Rules of Civil Procedure shall be deemed to have been waived. If only a portion of a document request is objected to, produce all DOCUMENTS responsive to all portions of the request to which you do not object.

10. Where a claim of privilege is asserted in responding or objecting to any discovery requested in requests for documents, and information is not provided on the basis of such assertion, the party asserting the privilege shall in the response or objection identify the nature of the privilege (including work product) which is being claimed and if the privilege is being asserted in connection with a claim or defense governed by state law, set forth the state privilege rule being invoked. When any privilege is claimed, the party asserting it shall indicate, as to the information requested, whether any such documents exist.

11. If any DOCUMENT is withheld, in whole or in part, for any reason, including, without limitation, any claim of privilege, whether work-product or attorney-client, confidentiality or trade secret, set forth separately with respect to each such DOCUMENT:

(a) the nature of the privilege or ground of confidentiality claimed,

(b) the type of DOCUMENT,

(c) the general subject matter of the DOCUMENT,

(d) the date of the DOCUMENT,

(e) the authors of the DOCUMENT,

(f) the addressees of the DOCUMENT, and

(g) all PERSONS who received copies of the DOCUMENT.

12. If a DOCUMENT contains both privileged and non-privileged material, the non-privileged material must be disclosed to the fullest extent possible without thereby disclosing the privileged material. If a privilege is asserted with regard to part of the material contained in a DOCUMENT, YOU must clearly indicate the portions as to which the privilege is claimed.

13. YOU are required to produce the original of each DOCUMENT requested together with all non-identical copies and drafts of that DOCUMENT. If the original of any DOCUMENT cannot be located, provide a copy in lieu thereof, which shall be legible and bound or stapled in the same manner as the original.

14. These requests are continuing requests and require further and supplemental production by YOU as and whenever YOU acquire or locate additional DOCUMENTS between the time of this request and the final resolution of this action.

RELEVANT TIME PERIOD

Unless otherwise indicated, these Requests seek DOCUMENTS created, used during, or CONCERNING the time period between and including May 10, 1999 to present ("Relevant Period"), including all DOCUMENTS CONCERNING, in whole or in part, such period, or events or circumstances during such period, even though dated, prepared, generated, or received prior or subsequent to that period.

DOCUMENT REQUESTS

1. Any and all documents concerning any investigation or inquiry from any REGULATORY ENTITY, including, but not limited to, any and all documents provided by YOU to any REGULATORY ENTITY pursuant to its investigation or inquiry.

2. Any and all documents concerning any DISTRIBUTION PAYMENTS made by AIM/INVESCO.

3. Any and all documents concerning directed brokerage payments made by AIM/INVESCO.

4. Any and all documents concerning "shelf space" arrangements with brokerages.

5. Any and all documents concerning brokerage commissions made for the promotion, facilitation, marketing or sale of AIM/INVESCO mutual funds.

6. Any and all documents concerning revenue sharing arrangements between AIM/INVESCO and any broker-dealers (either to individual brokers or brokerage-houses or both), including, but not limited to, Morgan Stanley Dean Witter ("Morgan Stanley").

7. Any and all documents concerning payments made to non-executing broker-dealers, including, but not limited to, Morgan Stanley.

8. Any and all documents concerning the generation or use of soft dollars by AIM/INVESCO.

9. Any and all documents concerning AIM/INVESCO mutual funds 12b-1 plans, arrangements and fees.

10. Any and all documents concerning fees charged to institutional investors versus fees charged to non-institutional investors.

11. Any and all documents concerning AIM/INVESCO payments to broker-dealers in exchange for preferential marketing services.

12. Any and all documents concerning any AIM/INVESCO closed or restricted access mutual funds charging fees for the promotion, facilitation, marketing or sale of AIM/INVESCO mutual funds.

13. Any and all documents related to corporate governance materials and charters regarding AIM/INVESCO.

14. Any and all documents concerning all minutes of meetings (including, but not limited to, meetings of boards of directors of any fund) discussing 12b-1 Plan(s), the termination of any such Plan(s) or authorizing, confirming or restricting the charging of 12b-1 fees for AIM/INVESCO funds, including, but not limited to, the minutes themselves.

15. Any and all documents concerning all minutes of meetings (including, but not limited to, meetings of boards of directors of any fund) discussing or relating to "revenue sharing" arrangements for AIM/INVESCO funds, including, but not limited to, the minutes themselves.

16. Any and all documents concerning any written reports where board members reviewed the amounts expended for the promotion, facilitation, marketing or sale of AIM/INVESCO mutual funds and the purposes for which such expenditures were made.

17. Any and all documents concerning the DIRECTORS' supervisory and monitoring functions with regards to each AIM/INVESCO mutual fund s/he oversaw.

18. Any and all documents concerning the DIRECTORS' review, approval and/or refusal to approve of any investment advisory agreements, including the renewals of any such agreements.

19. Any and all documents concerning the DIRECTORS' initial and subsequent review, approval and/or refusal to approve of any 12b-1 distribution plans and/or agreements.

20. All drafts of prospectuses for all AIM/INVESCO mutual funds.

21. All drafts of the Statements of Additional Information for all AIM/INVESCO mutual funds.

22. Any and all documents concerning AIM/INVESCO organizational charts.

23. Any and all documents (including minutes of any meetings) concerning any agreement or arrangement for the payment of commissions relating to the purchase of securities intended to be included in the portfolio of a AIM/INVESCO fund.

24. Any and all documents concerning loans used to fund front end and/or trailing commissions paid to brokers for selling funds for which brokers receive front end and/or trailing commissions.

25. Any and all documents concerning the source(s) of funds used to repay loans used to fund front end commissions and/or trailing commissions paid to brokers for selling funds for which brokers receive front end and/or trailing commissions.

26. Any and all documents (including minutes of any meetings) concerning the DIRECTORS' review, approval and/or refusal to approve taking out loans used to fund front end commissions paid to brokers for selling funds for which brokers receive front end commissions and/or concerning the DIRECTORS' review, approval and/or refusal to approve the source of the repayment of such loans.

27. Any and all documents (including minutes of any meetings) concerning tax obligations generated by realized gains within a particular fund being allocated to those investors who were the actual recipients of the benefit(s) of the gains generating the tax obligations.

28. Any and all documents relating to the use of funds generated by the payment of commissions for the purchase of securities intended to be included in the portfolio of a AIM/INVESCO fund which are not used to actually compensate the recipient(s) of the commissions for the transaction services provided and which are not used to compensate the recipient(s) of the commissions for research or other information or property included in and authorized by Section 28(e)(3) of the Exchange Act.

29. Any and all documents concerning the DIRECTORS' consideration of arms-length arrangements for the payment of commissions for the purchase of securities intended to be included in the portfolio of a AIM/INVESCO fund at negotiated, market rates and/or for the purchase of research for negotiated, market prices.

30. Any and all documents relating to review by the DIRECTORS of written reports of amounts expended and the purposes therefor as required by Rule 12b-1(b)(3)(ii).

31. Any and all documents that constitute the information provided to the DIRECTORS to enable them: 1) to make an informed determination of whether any 12b-1 Plan should be implemented or continued; and 2) to substantiate and/or support the conclusion that there is a reasonable likelihood that the implementation of and/or continuation of any 12b-1 Plan will benefit the shareholders in any fund.

32. Any and all documents that relate to causing the payment to a member of an exchange, broker, or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of an exchange, broker, or dealer would have charged for effecting that transaction and the good faith determination(s) that such amount of commission was reasonable in relation to the value of the brokerage and research services

provided by such member, broker, or dealer, viewed in terms of either that particular transaction or the overall responsibilities that exist with respect to shareholders of any fund.

33. All documents reflecting AIM/INVESCO's policies regarding the retention or destruction of documents.

Dated: June 30, 2005

MILBERG WEISS BERSHAD & SCHULMAN LLP



Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

SUSMAN GODFREY LLP
Stephen D. Susman
Carolyn Courville
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Robert S. Gans
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Tel.: (858) 793-0070
Fax: (858) 793-0323

Co-Lead Counsel for Plaintiffs

CERTIFICATE OF SERVICE

I, Michael R. Reese, affirm that on the 30th day of June, 2005, I caused a true and correct copy of the PLAINITFFS' FIRST REQUEST FOR THE PRODUCTION OF DOCUMENTS TO ALL DEFENDANTS by regular mail upon the following:

BERNSTEIN LITOWITZ BERGER & GROSSMAN LLP
Robert Gans, Esq.
Jerald Bien-Willner, Esq.
12544 High Bluff Drive, Suite 150
San Diego, CA 92130

SUSMAN GODFREY LLP
Stephen Susman, Esq.
Carolyn Courville, Esq.
1000 Louisiana
Houston, TX 77002

POLLACK & KAMINSKY
Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 W. 47th St.
New York, NY 10036

MAYER, BROWN ROWE & MAW, LLP
Charles S. Kelley, Esq.
700 Louisiana St.
Houston, TX 77002

GIBBS & BRUNS, L.L.P.
Michael K. Oldham
1100 Louisiana
Houston, TX 77002

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
Jacks C. Nickens, Esq.
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002



Michael R. Reese

DOCS\293445v1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, Individually And On Behalf of All Others Similarly Situated, Plaintiff, vs. **AIM MANAGEMENT GROUP, INC.** et al., Defendants.	)	Civil Action No. 04cv2587 Judge Keith P. Ellison

JOINT DISCOVERY/CASE MANAGEMENT PLAN UNDER RULE 26(F) FEDERAL RULES OF CIVIL PROCEDURE

The parties submit this joint discovery/case management plan pursuant to the Court's Individual Practices.

1. ***date, etc. of conference*** -- The parties conferred pursuant to Rule 26(f) on June 20 and 28, 2005. The counsel who conferred pursuant to Rule 26(f) were: [a] Michael R. Reese, Carolyn Courville and Jerald Bien-Willner for plaintiffs, and [b] Charles Kelley, Martin Kaminsky, Anthony Zaccaria, Jessica Wilson and Paul Flack for defendants.

2. ***related cases*** -- Plaintiffs' position is that *Berdat v. Invesco Funds Group, Inc.* Civil Action No. h-04-2555 pending before this Court is a related case. Defendants' position is that *Berdat* involves different issues and parties, and that there are no related cases. Plaintiffs withdrew their motion to consolidate this action with the *Berdat* action; and the Court so ordered that withdrawal on April 18, 2005.

3. ***nature of case*** -- Plaintiffs' Consolidated Amended Complaint asserts that this case is brought on behalf of a purported class of shareholders of AIM/INVESCO mutual funds and alleges that Defendants used shareholders' assets to improperly pay broker-dealers. Plaintiffs contend that such alleged conduct violates provisions of the Investment Company Act of 1940, 15 U.S.C. §§80a-1 *et seq.*, the Investment Advisers Act of 1940, 15 U.S.C. §§ 80b-1 *et seq.*, and state law. Defendants deny any wrongdoing, and contend that plaintiffs' claims are legally insufficient. See ¶21 below.

4. ***subject matter jurisdiction*** -- This court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331, since some of the claims are asserted under federal law, *i.e.* the Investment Company Act and the Investment Advisers Act.

5. ***persons disagreeing as to subject matter jurisdiction*** -- None

6. ***anticipated additional parties*** -- None, at this time.

7. ***anticipated interventions*** -- None, at this time.

8. ***class action issues*** -- Plaintiffs contend that there are no issues as to class certification, and that they should be granted class certification. Defendants disagree, and contend that: [a] plaintiffs' claims are derivative only, and thus not maintainable or certifiable as a class action; [b] in any event, class certification should be denied since class issues do not predominate over individual issues, and class treatment is not the superior method for adjudication of the

controversy; and [c] at a minimum, even if a class is certified, the class should be limited to shareholders of the Funds in which plaintiffs owned shares at the time of the alleged wrongdoing, have continuously owned and still own shares.

9. ***Rule 26(a) disclosures*** -- The parties have not yet made their initial disclosures as required by Federal Civil Procedure Rule 26(a)(1). Plaintiffs' position is that the parties should exchange such disclosures by July 12, 2005, *i.e.* two weeks after the conclusion of the 26(f) conference on June 28, 2005 as is required by F.R.C.P. 26(a)(1)(E). Defendants' position is that discovery, including initial disclosures, should either be stayed or limited to class certification issues at this stage of the litigation (*See* ¶11 below for more detail). If initial disclosures are to be made at this time, defendants request that they be due on July 29, 2005

10. ***discovery plan*** -- The parties have been unable to agree upon a discovery schedule at this time, and request a ruling regarding their disagreement, which is explained in ¶11 below.

10A. **Rule 26(f) matters** – These matters are addressed in the other portions of this Plan.

10B. **plaintiffs' interrogatories** -- Until defendants produce documents, plaintiffs cannot identify to whom they may send interrogatories.

10C. **defendants' interrogatories** – Defendants intend to serve interrogatories upon all plaintiffs within 30 days of any order by the Court directing that class discovery proceed. Defendants may also serve further interrogatories when merits discovery proceeds.

production of documents on a rolling basis, starting with documents that have been provided to regulators by defendants.

The parties believe that this issue should be addressed at the July 5, 2005 scheduling conference.

12. ***further discovery undertaken thus far*** -- On June 30, 2005, Plaintiffs served defendants with Plaintiffs' First Request for the Production of Documents. Defendants contend that service of such a request is premature and contrary to applicable rules.

13. ***completion of discovery*** -- Assuming that discovery proceeds as plaintiffs propose, the parties anticipate that fact discovery can be completed by November 30, 2006 and all discovery can be completed by February 15, 2007. If discovery is stayed as defendants suggest, defendants contend that discovery (and certainly merits discovery), may not be necessary. If defendants' motion to dismiss is denied, defendants believe that fact discovery could be completed within 16 months after that decision and all discovery can be completed within 75 days thereafter.

14 ***possible prompt settlement*** -- The parties agree that settlement discussion at this time would be premature.

15. ***what parties have done vis-à-vis settlement*** -- The parties have conferred in compliance with Rule 26(f).

16. ***possible alternative dispute resolution*** – The parties believe that it is premature to determine if mediation may be appropriate.

17. ***trial by Magistrate Judge*** -- The parties agree that this action should be tried to a District Court Judge, not to a Magistrate Judge.

18. ***jury trial*** -- A timely jury demand has been made; defendants contend that at least some of the claims (*e.g.* the claim under ICA § 36(b) and the claim under the IAA) are not triable to a jury.

19. ***trial time*** -- The parties are not yet able to determine or estimate the number of hours it will take to present the evidence in this case.

20. ***pending motions for ruling at this time*** -- None.

21. ***other motions anticipated*** -- Defendants intend to move to dismiss the Consolidated Amended Complaint filed and served by plaintiffs on June 7, 2005. The grounds for the motion will be that, according to defendants: [a] the claims are derivative only, not individual, and thus cannot be the basis of a class action or the type of claims asserted by plaintiffs; [b] plaintiffs lack standing to sue on behalf of some of the Funds, or their shareholders, for whom they purport to sue; [c] there is no private right of action for the claims asserted under §§ 34(b), 36(a) and 48 of the Investment Company Act; [d] plaintiffs have failed to plead a legally sufficient claim under § 36(b) of the Investment Company Act; [e] plaintiffs have failed to satisfy the demand

rule as to their derivative claims (other that that under ICA § 36(b)); [f] SLUSA bars the state law claims; and [g] in any event, the Court should decline to exercise supplemental jurisdiction over the state law claims. Plaintiffs disagree and will oppose defendants' motion. Plaintiffs intend to move for class certification. Defendants will oppose that motion.

22. ***other matters for special attention of Court*** -- The parties' disagreement on discovery as to the appropriate scope and sequence of discovery discussed in ¶ 11 above requires the attention of the Court.

23. ***interested persons*** -- Plaintiffs filed a disclosure of this information on July 16, 2004. Defendants filed a disclosure of this information on November 18, 2004.

24. ***counsel for parties*** -- Counsel names and addresses as follows:

<u>Counsel for Plaintiffs</u>

Janine Pollack (admitted *pro hac vice*)
Michael R. Reese (S.D. Tex. # 206773)
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Penn Plaza
New York, New York 10119
(212) 594-5300
FAX (212) 868-1229

Alan Schulman (admitted *pro hac vice*)
Robert Gans (admitted *pro hac vice*)
Jerald Bien-Willner (admitted *pro hac vice*)
BERSTEIN LITOWITZ BERGER & GROSSMAN LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
(858) 793-0070
FAX (858) 793-0323

-and-

Stephen Susman (S.D. Tex. # 03257)
Carolyn Courville (S.D. Tex. #22958)
SUSMAN GODFREY LLP
1000 Louisiana
Houston, Texas 77002
(713) 651-9366
FAX (713) 654-6666

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisiors Inc.

Daniel A. Pollack (admitted *pro hac vice*)
Martin I. Kaminsky (admitted *pro hac vice*)
Edward T. McDermott (admitted *pro hac vice*)
Anthony Zaccaria (admitted *pro hac vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NewYork 10036
(212) 575-4700
FAX (212) 575-6560

Charles S. Kelley (S.D. Tex. # 15344)
MAYER BROWN ROWE & MAW LLP
700 Louisiana
Houston, Texas 77002
(713) 547-9634
FAX(713) 632-1834

-and-

Michael K. Olham (S.D. Tex. # 798405)
GIBBS & BRUNS LLP
1100 Louisiana
Houston, Texas 77002
(713) 751-5268
FAX (713) 750-0903

Counsel for Defendants Frank S. Bayley, Bruce L. Crockettt, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley and Louis Sklar

Jacks C. Nickens (S.D. Tex. #3496)
Paul D. Flack (S.D. Tex. # 1746)
Jessica L. Wilson (S.D. Tex. #27328)
NICKENS KEETON LAWLESS FARRELL & FLACK, LLP
600 Travis, Suite 7500
Houston, Texas 77002
(713) 571-9191
FAX (713) 571-9652

SIGNED BY:

/s/ — 7/1/2005
Stephen P. Susman — Date
Counsel for Plaintiffs

/s/ — 7/1/2005
Charles S. Kelley — Date
Counsel for Certain Defendants

/s/ — 7/1/2005
Paul D. Flack — Date
Counsel for Certain Defendants

CERTIFICATE OF SERVICE

I hereby certify that on this 1st day of July, 2005, a copy of the foregoing was sent to all counsel of record via first class mail, properly addressed as follows:

Janine Pollack
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Penn Plaza
New York, New York 10119

Alan Schulman
Robert Gans
Jerald Bien-Willner
BERSTEIN LITOWITZ BERGER & GROSSMAN LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130

Stephen Susman
Carolyn Courville
SUSMAN GODFREY LLP
1000 Louisiana
Houston, Texas 77002

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NewYork 10036

Michael K. Olham
GIBBS & BRUNS LLP
1100 Louisiana
Houston, Texas 77002

Jacks C. Nickens
Paul D. Flack
Jessica L. Wilson
NICKENS KEETON LAWLESS FARRELL & FLACK, LLP
600 Travis, Suite 7500
Houston, Texas 77002

/s/
Charles S. Kelley